Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated May 5, 2022, and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2022 ("Interim Financial Statements") as well as Pembina's audited consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2021. All financial information provided in this MD&A has been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and is expressed in Canadian dollars, unless otherwise noted. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (which are filed with the U.S. Securities and Exchange Commission under Form 40-F) and management information circulars, which can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website does not form part of this MD&A and is not incorporated into this document by reference.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the "Abbreviations" section of this MD&A.

Non-GAAP Financial Measures
Pembina has disclosed certain financial measures and ratios within this MD&A that management believes provide meaningful information in assessing Pembina's underlying performance, but which are not specified, defined or determined in accordance with the Canadian generally accepted accounting principles ("GAAP") and which are not disclosed in Pembina's Interim Financial Statements. Such non-GAAP financial measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A for additional information regarding these non-GAAP measures and non-GAAP ratios.
Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are presented in the "Risk Factors" sections of Pembina's MD&A and Annual Information Form ("AIF") for the year ended December 31, 2021, respectively, and have been updated in the "Risk Factors" section of this MD&A, as necessary. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
Pembina Pipeline Corporation First Quarter 2022 1

1. ABOUT PEMBINA
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina:
To be the leader in delivering integrated infrastructure solutions connecting global markets:
•Customers choose us first for reliable and value-added services;
•Investors receive sustainable industry-leading total returns;
•Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture; and
•Communities welcome us and recognize the net positive impact of our social and environmental commitment.
Western Canadian Processing Joint Venture
On March 1, 2022, Pembina announced that it has entered into definitive agreements with affiliates of KKR & Co., Inc. (collectively, "KKR") to combine their respective western Canadian natural gas processing assets into a single, new joint venture entity ("Newco"). Pembina will hold a 60 percent interest in Newco and serve as its operator and manager, while KKR's global infrastructure funds will hold the remaining 40 percent interest in Newco.
Pembina will contribute to Newco its field-based gas processing assets, which include the Cutbank Complex, the Saturn Complex, the Resthaven Facility, the Duvernay Complex and the Saskatchewan Ethane Extraction Plant, as well as its 45 percent interest in Veresen Midstream. Pembina's Empress, Younger and Burstall assets will be excluded from the transaction and Pembina will retain its current ownership position in respect of such assets.
KKR will contribute its 55 percent interest in Veresen Midstream to Newco, as well as the 49 percent interest in Energy Transfer Canada ULC ("ETC") that it currently owns. Newco has also agreed to acquire the remaining 51 percent interest in ETC from an affiliate of Energy Transfer LP, aligning ownership of those assets and driving additional efficiencies within Newco. The contribution of Pembina's and KKR's assets to Newco, and Newco's acquisition of the remaining 51 percent interest in ETC, are cross-conditional upon each other and will occur concurrently.
Completion of the transactions is subject to approval under the Competition Act (Canada) and other customary closing conditions. As part of the transaction, Pembina and KKR intend to dispose of Newco's non-operated interest in the Key Access Pipeline System following closing of the transaction, subject to receiving acceptable purchase terms through the sale process. Closing is expected to occur in the third quarter of 2022. In connection with closing of the transaction, and subject to approval and declaration by its Board of Directors, Pembina also intends to increase its common share dividend upon closing by $0.0075 per share per month, or 3.6 percent. The increase, if implemented, would reflect the expected immediate cash flow accretion from creation of the joint venture.

2 Pembina Pipeline Corporation First Quarter 2022

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2022	2021	Change
Revenue	3,038	2,016	1,022
Net revenue(1)	1,154	999	155
Gross profit	858	630	228
Earnings	481	320	161
Earnings per common share – basic and diluted (dollars)	0.81	0.51	0.30
Cash flow from operating activities	655	456	199
Cash flow from operating activities per common share – basic (dollars)	1.19	0.83	0.36
Adjusted cash flow from operating activities(1)	700	582	118
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.27	1.06	0.21
Capital expenditures	179	127	52
Adjusted EBITDA(1)	1,006	835	171
Total volumes (mboe/d)(2)	3,369	3,482	(113)
Change in Earnings ($ millions)(3)(4)
Results Overview
Earnings in the first quarter of 2022 were positively impacted by higher gross profit in Marketing & New Ventures due to higher margins on NGL and crude oil sales, combined with higher share of profit from Aux Sable and lower realized losses on commodity-related derivative financial instruments compared to the first quarter of 2021. Pipelines gross profit was positively impacted by higher volumes on the Peace Pipeline system and higher recoverable costs from the Horizon Pipeline system, partially offset by lower contracted volumes on the Nipisi and Mitsue Pipeline systems due to the expiration of contracts and a lower share of profit from Ruby. Facilities gross profit was positively impacted by realized and unrealized gains for certain gas processing fees tied to AECO prices. General & administrative expense increased due to higher long-term incentive costs as a result of the increase in Pembina's share price and Pembina's performance relative to peers. Income tax expense increased as a result of higher taxable income due to the growth in partnership earnings in the prior year and higher earnings.
Pembina Pipeline Corporation First Quarter 2022 3

Changes in Results for the Three Months Ended March 31
Revenue	▲
$1.0 billion increase, largely due to an increase in NGL and crude oil market prices during the first quarter of 2022, higher volumes on the Peace Pipeline system and higher recoverable costs, combined with the Prince Rupert Terminal being placed into service, partially offset by lower contracted volumes on the Nipisi and Mitsue Pipeline systems as a result of the expiration of contracts during the fourth quarter of 2021.

Cost of goods sold	▼	$867 million increase, largely due to higher NGL and crude oil market prices.
Operating expenses	▼
$11 million increase, primarily due to higher power and fuel costs in Facilities, the majority of which are recoverable, as a result of higher consumption of power at Younger and higher AECO prices, combined with higher repairs and maintenance costs and higher recoverable geotechnical costs largely related to the Western Pipeline.

Depreciation and amortization included in operations	●	Consistent with the prior period.
Share of profit from equity accounted investees	▲
$15 million increase, largely due to higher share of profit from Aux Sable as a result of higher NGL margins and higher share of profit from Veresen Midstream due to higher volumes on the Dawson Assets and the Veresen Midstream Hythe Developments going into service, partially offset by a lower contribution from Ruby. Refer to the "Selected Equity Accounted Investee Information" section for further details.

Realized loss on commodity-related derivatives	▲
$41 million positive variance, due to lower realized losses on NGL- and crude oil- based derivative instruments for the period due to the change in the NGL and crude oil market prices during the first quarter of 2022 compared to the first quarter of 2021, partially offset by the increase in the AECO price during the period resulting in realized gains for certain gas processing fees tied to AECO prices.

Unrealized (gain) loss on commodity-related derivatives	▲
$30 million positive variance, primarily due to the increase in the the AECO price during the period resulting in unrealized gains for certain gas processing fees tied to AECO prices, combined with contracts maturing in the period, partially offset by an increase in the forward prices for NGL and crude oil during the first quarter of 2022.

General & administrative	▼
$20 million increase, primarily due to higher long-term incentive costs driven by a larger increase in Pembina's share price during the first quarter of 2022 compared to the first quarter of 2021 and Pembina's performance relative to peers.

Other expense	▲
$7 million decrease, primarily due to a gain on the initial recognition of a new lease on the Western Pipeline, a $10 million impairment charge recognized during the first quarter of 2021 associated with an advance made to Ruby compared to nil recognized in the first quarter of 2022, and lower restructuring costs, partially offset by higher acquisition fees related to Newco.

Net finance costs	●
Consistent with the prior period. Higher interest expense as a result of terming out variable rate debt to fixed rate debt at higher interest rates was largely offset by gains on non-commodity-related derivative financial instruments compared to losses in the first quarter of 2021.

Current tax expense	▼	$63 million increase, primarily due to higher taxable income as a result of the growth in partnership earnings in the prior year and higher current year earnings.
Deferred tax expense	▲	$14 million decrease, primarily due to growth in partnership earnings in the prior year that are recognized in the taxable income in the current year, partially offset by higher current year earnings.
Cash flow from operating activities	▲
$199 million increase, primarily driven by an increase in operating results after adjusting for non-cash items, a $40 million increase in distributions from equity accounted investees, combined with a $40 million change in non-cash working capital, partially offset by a $25 million increase in taxes paid, a $13 million increase in share-based compensation payments and a $10 million increase in net interest paid.

Adjusted cash flow from operating activities(1)	▲
$118 million increase, largely due to the same items impacting cash flow from operating activities, discussed above, net of the change in non-cash working capital, taxes paid and share-based compensation payments, partially offset by $63 million higher current tax expense and $21 million increase in accrued share-based payments.

Adjusted EBITDA(1)	▲
$171 million increase, largely due to higher margins on NGL and crude oil sales, lower realized losses on commodity-related derivatives, and higher volumes on the Peace Pipeline system, combined with higher contributions from Aux Sable and from Veresen Midstream, partially offset by lower contracted volumes on the Nipisi and Mitsue Pipeline systems as a result of the expiration of contracts and lower contribution from Ruby, discussed above. Included in adjusted EBITDA is $179 million (2021: $184 million) related to equity accounted investees.

Total volumes (mboe/d)(2)	▼
113 mboe/d decrease, largely driven by lower contracted volumes on the Nipisi and Mitsue Pipeline systems and on the Ruby Pipeline, combined with lower volumes at Alberta Ethane Gathering System ("AEGS") due to third party outages and lower volumes from Pembina's NGL services, partially offset by higher volumes on the Peace Pipeline system, Drayton Valley Pipeline, the Dawson Assets and from the Veresen Midstream Hythe Developments going into service. Volumes include 294 mboe/d (2021: 336 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(2)    Total revenue volumes. See the "Abbreviations" section of this MD&A for definition. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
(3)    Facilities results ex. commodity-related derivatives and Marketing & New Ventures results ex. commodity-related derivatives includes gross profit less realized and unrealized losses on commodity related derivative financial instruments.
(4)    Other includes other expenses and corporate.
4 Pembina Pipeline Corporation First Quarter 2022

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. The division manages pipeline transportation capacity of 3.1 mmboe/d(1), above ground storage capacity of 11 mmbls(1) and rail terminalling capacity of approximately 105 mboe/d(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crude oils, condensate and natural gas liquids from western Alberta and northeast British Columbia to the Edmonton, Alberta area for further processing or transportation on downstream pipelines. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton, Alberta area and offer associated storage, terminalling and rail services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages between Pembina's upstream and downstream assets across North America, enabling integrated customer service offerings. Together, these assets supply products from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, Illinois and California, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Pembina's natural gas gathering and processing assets are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 6.1 bcf/d(2) for its customers. Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Pembina operated Channahon Facility at the terminus. The Facilities Division includes approximately 354 mbpd(2) of NGL fractionation capacity, 21 mmbbls(1) of cavern storage capacity and associated pipeline and rail terminalling facilities and a liquefied propane export facility on Canada's West Coast. These facilities are fully integrated with the Company's other divisions, providing customers with the ability to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine import/export terminal in Vancouver, British Columbia.
The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina pursues this goal through the creation of new markets, and further enhances existing markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the basins where the Company operates. Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate, crude oil and electricity), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale.
(1)Net capacity; excludes projects under development.
(2)Net capacity. Includes Aux Sable capacity. The financial and operational results for Aux Sable are included in the Marketing & New Ventures Division; excludes projects under development.
Pembina Pipeline Corporation First Quarter 2022 5

Financial and Operational Overview by Division

	3 Months Ended March 31
	2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Pipelines	2,493	361	521	2,587	333	529
Facilities	876	246	281	895	187	269
Marketing & New Ventures(3)	—	221	268	—	67	90
Corporate	—	(195)	(64)	—	(164)	(53)
Total	3,369	633	1,006	3,482	423	835
(1)    Volumes for Pipelines and Facilities are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
6 Pembina Pipeline Corporation First Quarter 2022

Pipelines
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2022	2021	Change
Conventional revenue(1)(2)	360	329	31
Transmission revenue(1)(2)	105	108	(3)
Oil Sands revenue(1)(2)	108	116	(8)
Pipelines revenue(1)	573	553	20
Operating expenses(1)	141	137	4
Depreciation and amortization included in operations	99	104	(5)
Share of profit from equity accounted investees	40	47	(7)
Gross profit	373	359	14
Reportable segment earnings before tax	361	333	28
Adjusted EBITDA(3)	521	529	(8)
Volumes (mboe/d)(4)	2,493	2,587	(94)
Distributions from equity accounted investees	87	68	19

Change in Results
Conventional revenue(1)(2)	▲
Increase largely due to higher volumes on the Peace Pipeline system as higher crude oil and NGL market prices have resulted in increased upstream activities, combined with higher tolls largely due to inflation.

Transmission revenue(1)(2)	●	Consistent with prior period.
Oil Sands revenue(1)(2)	▼
Decrease largely due to lower contracted volumes on the Nipisi and Mitsue Pipeline systems as a result of the expiration of contracts during the fourth quarter of 2021, partially offset by $15 million in higher recoverable costs on the Horizon Pipeline system related to extensive slope mitigation.

Operating expenses(1)	●
Consistent with prior period. Higher recoverable geotechnical spend primarily related to the Western Pipeline, was largely offset by lower operating expense associated with the Nipisi and Mitsue Pipeline systems due to expiration of contracts during the fourth quarter of 2021.

Share of profit from equity accounted investees	▼
Decrease primarily due to lower contributions from Ruby, partially offset by an increased share of profit from Alliance due to lower interest expenses as a result of its debt re-financing in the fourth quarter of 2021.

Reportable segment earnings before tax	▲
Increase largely due to higher volumes on the Peace Pipeline system, discussed above, higher recoverable costs from the Horizon Pipeline system, discussed above, combined with a $10 million impairment charge recognized during the first quarter of 2021 associated with an advance made to Ruby compared to nil recognized in the first quarter of 2022, partially offset by lower contribution from Ruby and the expiration of contracts on the Nipisi and Mitsue Pipeline systems.

Adjusted EBITDA(3)	▼
Decrease largely due to the same items impacting reportable segment earnings before tax, discussed above, net of the decrease in impairments. Included in adjusted EBITDA is $76 million (2021: $75 million) related to Alliance and $15 million (2021: $47 million) related to Ruby.

Volumes (mboe/d)(4)	▼
Decrease largely driven by lower contracted volumes on the Nipisi and Mitsue Pipeline systems and on the Ruby Pipeline, combined with lower volumes at AEGS due to third party outages, partially offset by higher volumes on the Peace Pipeline system and Drayton Valley Pipeline. Volumes include 146 mboe/d (2021: 149 mboe/d) related to Alliance and 57 mboe/d (2021: 105 mboe/d) related to Ruby.

Distributions from equity accounted investees	▲
$87 million (2021: $55 million) from Alliance and no distributions (2021: $13 million) from Ruby. The increase in distributions from Alliance is largely due to its debt re-financing in the fourth quarter of 2021.

Pembina Pipeline Corporation First Quarter 2022 7

Change in Adjusted EBITDA ($ millions)(2)(3)

Change in Reportable Segment Earnings Before Tax ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 10 of the Interim Financial Statements.
(2)     Conventional, transmission and oil sands revenue include revenue generated from Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines operating segment, respectively. For further details on Pembina's assets, refer to Pembina's AIF for the year ended December 31, 2021.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.

8 Pembina Pipeline Corporation First Quarter 2022

Financial and Operational Overview

	3 Months Ended March 31
	2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Pipelines(3)
Conventional	897	245	286	862	199	252
Transmission	621	85	166	674	87	203
Oil Sands	975	37	75	1,051	47	74
General & administrative(4)	—	(6)	(6)	—	—	—
Total	2,493	361	521	2,587	333	529
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)     Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines operating segment. Refer to Pembina's AIF for the year ended December 31, 2021.
(4)     Includes general & administrative expenses related to engineering & construction, systems & operations, and business development within the Pipeline operating segment. These expenses were included at the asset level in 2021 and elevated to the divisional level as at January 1, 2022.
Projects & New Developments(1)
Pipelines continues to focus on the execution of various system expansions. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
NEBC Montney Infrastructure	February 2021
The following outlines the projects and new developments within Pipelines:
Construction and line fill of Phase VII Peace Pipeline Expansion are complete and final commissioning is underway. Phase VII is expected to be approximately $150 million under budget and is expected to enter commercial service on June 1, 2022. Phase VII was constructed to provide transportation for the growing condensate supply in the WCSB and will divert condensate off of the existing LaGlace-Kakwa-Fox Creek corridor, creating additional firm capacity for Pembina's customers.
Pembina is reactivating the previously deferred Phase VIII Peace Pipeline Expansion. Based on significant long-term commitments from leading northeast British Columbia producers, we have clear visibility to the demand for incremental capacity in this region and as a result, the Company is confident in the decision to reactivate Phase VIII at this time. The scope of Phase VIII, as described in the table below, has been optimized to align with current system constraints and forecasted future demand, and redeploys certain infrastructure previously removed out of Phase VII. The project has an estimated cost of approximately $530 million, which relative to the original $500 million cost estimate, reflects the optimized scope and the net effect of cost increases due to market factors and cost savings arising from value engineering. Approximately $75 million had been spent on this project at the end of 2021, with an incremental $100 million expected to be spent in 2022.
On March 31, 2022, Ruby Pipeline filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Refer to the "Selected Equity Accounted Investee Information - Financing Activities for Equity Accounted Investees" section for further details.
Pembina Pipeline Corporation First Quarter 2022 9

Phase VIII Peace Pipeline Expansion
Capital Budget: $530 million	In-service Date: First half of 2024	Status: Recently reactivated
This expansion will enable segregated pipeline service for ethane-plus and propane-plus NGL mix from the central Montney area at Gordondale, Alberta, into the Edmonton area for market delivery. The project includes new 10 and 16-inch pipelines, totaling approximately 150 km, in the Gordondale to La Glace corridor of Alberta, as well as new mid-point pump stations and terminal upgrades located throughout the Peace Pipeline system. Phase VIII will add approximately 235 mbpd of incremental capacity between Gordondale, Alberta and La Glace, Alberta, as well as approximately 65 mbpd of capacity between La Glace, Alberta and the Namao hub near Edmonton, Alberta.

Phase IX Peace Pipeline Expansion
Capital Budget: $120 million	In-service Date: Fourth quarter of 2022	Status: On time, trending on budget
This expansion includes new 6-inch and 16-inch pipelines debottlenecking the corridor north of Gordondale, Alberta as well as upgrades at one pump station. In addition, this expansion will see existing pipelines, which are currently batching, converted to single product lines. Phase IX also includes a pump station in the Wapiti-to-Kakwa corridor that was previously part of the Phase VII project scope. Clearing activities are complete and mainline pipe delivery and construction are expected to commence in June.

(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2021 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
10 Pembina Pipeline Corporation First Quarter 2022

Facilities
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2022	2021	Change
Gas Services revenue(1)(2)	175	168	7
NGL Services revenue(1)(2)	182	171	11
Facilities revenue(1)	357	339	18
Operating expenses(1)	134	111	23
Cost of goods sold(1)	—	4	(4)
Depreciation and amortization included in operations	55	46	9
Realized gain on commodity-related derivative financial instruments	(7)	—	(7)
Unrealized gain on commodity-related derivative financial instruments	(60)	(1)	(59)
Share of profit from equity accounted investees	24	18	6
Gross profit	259	197	62
Reportable segment earnings before tax	246	187	59
Adjusted EBITDA(3)	281	269	12
Volumes (mboe/d)(4)	876	895	(19)
Distributions from equity accounted investees	35	29	6

Changes in Results
Gas Services revenue(1)(2)	▲	Increase largely due to higher recoveries at Younger and at the Empress Infrastructure as a result of higher power costs.
NGL Services revenue(1)(2)	▲	Increase primarily due to the Prince Rupert Terminal being placed into service in March 2021 and higher recoveries at the Redwater Complex.
Operating expenses(1)	▼	Increase largely due to an increase in power and fuel costs, the majority of which are recovered in revenue, as a result of higher consumption of power at Younger and higher AECO prices during the first quarter of 2022, combined with higher repairs and maintenance costs.
Depreciation and amortization included in operations	▼	Increase primarily due to the Prince Rupert Terminal being placed into service in March 2021.
Realized & unrealized gain on commodity-related derivatives	▲	Certain gas processing fees are tied to AECO prices and the increase in the AECO price has resulted in higher realized and unrealized gains for the first quarter of 2022.
Share of profit from equity accounted investees	▲	Increase primarily due to higher volumes on the Dawson Assets and from the Veresen Midstream Hythe Developments going into service in March 2021, partially offset by higher operating expenses.
Reportable segment earnings before tax	▲
Increase primarily due to the gains on commodity-related derivatives recognized in the first quarter of 2022, discussed above, combined with the contributions from the Prince Rupert Terminal being placed into service and higher contribution from Veresen Midstream, discussed above.

Adjusted EBITDA(3)	▲
Increase primarily due to the same items impacting reportable segment earnings before tax, discussed above, net of the unrealized gains on commodity-related derivatives. Included in adjusted EBITDA is $54 million (2021: $46 million) related to Veresen Midstream.

Volumes (mboe/d)(4)	▼
Decrease largely due to lower volumes from Pembina's NGL services, partially offset by higher volumes on the Dawson Assets and from the Veresen Midstream Hythe Developments going into service in March 2021. Volumes include 91 mboe/d (2021: 82 mboe/d) related to Veresen Midstream.

Distributions from equity accounted investees	●	$34 million (2021: $28 million) from Veresen Midstream and $1 million (2021: $1 million) from Fort Corp. The increase in distributions is due to the same reasons impacting share of profit above.
Pembina Pipeline Corporation First Quarter 2022 11

Change in Adjusted EBITDA ($ millions)(2)(3)

Change in Reportable Segment Earnings Before Tax ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 10 of the Interim Financial Statements.
(2)    Gas services and NGL services revenue include revenue generated from Pembina's gas services and NGL services assets within the Facilities operating segment, respectively.     For further details on Pembina’s assets, refer to Pembina's AIF for the year ended December 31, 2021.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.
12 Pembina Pipeline Corporation First Quarter 2022

Financial and Operational Overview

	3 Months Ended March 31
	2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Facilities(3)
Gas Services	675	167	170	677	92	153
NGL Services	201	83	115	218	95	116
General & administrative expenses(4)	—	(4)	(4)	—	—	—
Total	876	246	281	895	187	269
(1)    Revenue volumes in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's gas and NGL services assets within the Facilities operating segment. For a description of Pembina's gas and NGL assets, refer to Pembina's AIF for the year ended December 31, 2021.
(4)     Includes general & administrative expenses related to engineering & construction and business development within the Facilities operating segment. These expenses were included at the asset level in 2021 and elevated to the divisional level as at January 1, 2022.
Projects & New Developments(1)
Facilities continues to build-out its natural gas and NGL processing and fractionation assets to service customer demand. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
Vancouver Wharves Expansion	June 2021
Prince Rupert Terminal	March 2021
Veresen Midstream(2)
Hythe Developments	March 2021
The following outlines the projects and new developments within Facilities:
Subsequent to quarter end, Pembina made the decision to not proceed with the previously deferred expansion of Prince Rupert Terminal at this time. This decision was informed by a refreshed evaluation of market dynamics that included customer demand, shipping costs, and North American and international pricing. Given the outlook for strong domestic propane prices and new propane demand sources under development within the WCSB, Pembina believes it can provide customers with a more capital efficient offering that still achieves high netbacks, without the incremental egress arising from the expansion of Prince Rupert Terminal. Pembina will continue to evaluate future expansion opportunities as market conditions evolve.

Empress Cogeneration Facility
Capital Budget: $120 million	In-service Date: Fourth quarter of 2022	Status: Ahead of schedule, on budget
The Empress Cogeneration Facility will use natural gas to generate up to 45 megawatts of electrical power, thereby reducing overall operating costs by providing electricity and heat to the existing Empress NGL Extraction Facility. All the power will be consumed on site, thereby supplying up to 90 percent of the site's electrical requirements. Further, this project will contribute to annual greenhouse gas emission reductions at the Empress NGL Extraction Facility through the utilization of the cogeneration waste heat and the low-emission power generated. Pembina anticipates a reduction of approximately 90,000 tonnes of carbon dioxide equivalent per year based on the current energy demand of the Empress NGL Extraction Facility. Contractors are on site and construction is progressing well.

(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2021 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
(2)    Veresen Midstream is an equity accounted investee, in which Pembina had a 45 percent interest in as of March 31, 2022. Results from Veresen Midstream impact share of profit from equity accounted investees and proportionally consolidated metrics. See Note 4 to the Interim Financial Statements.
Pembina Pipeline Corporation First Quarter 2022 13

Marketing & New Ventures
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2022	2021(1)	Change
Marketing revenue(2)	2,271	1,271	1,000
Cost of goods sold(2)	1,967	1,097	870
Net revenue(2)(3)	304	174	130
Depreciation and amortization included in operations	11	13	(2)
Realized loss on commodity-related derivative financial instruments	54	88	(34)
Unrealized loss on commodity-related derivative financial instruments	35	6	29
Share of profit from equity accounted investees	22	6	16
Gross profit	226	73	153
Reportable segment earnings before tax	221	67	154
Adjusted EBITDA(3)	268	90	178
Volumes (mboe/d)(4)	206	221	(15)
Distributions from equity accounted investees	33	18	15

Change in Results
Net revenue(2)(3)	▲
Increase largely due to higher margins on NGL and crude oil sales as a result of the higher NGL and crude oil prices which contributed to a significant quarter-over-quarter increase for the marketing business. Contributions were made by NGL marketing, where higher margins resulted when seasonable inventories built up during the second and third quarters of 2021 were sold during the first quarter of 2022 in a higher price environment. In addition, crude marketing realized strong blending margins due to the rapidly rising crude oil price environment.

Realized loss on commodity-related derivatives	▲
Realized loss due to higher NGL and crude oil market prices during the first quarter of 2022, which also drove higher margins on NGL and crude sales, resulting in a realized loss on NGL- and crude oil-based derivative instruments for the period.

Unrealized loss on commodity-related derivatives	▼	Unrealized loss on commodity-related derivatives primarily due to an increase in the forward prices for NGL and crude oil during the first quarter of 2022, partially offset by contracts maturing in the period.
Share of profit from equity accounted investees	▲	Increase largely due to higher revenues at Aux Sable as a result of higher NGL margins partially offset by a narrower AECO-Chicago natural gas price differential.
Reportable segment earnings before tax	▲
Increase largely due to higher margins on NGL and crude oil sales as a result of the higher NGL and crude oil prices, discussed above, combined with a lower realized loss on commodity-related derivatives for the first quarter of 2022 compared to the first quarter of 2021 and a higher contribution from Aux Sable, discussed above, partially offset by the unrealized loss on commodity-related derivatives, discussed above.

Adjusted EBITDA(3)	▲
Increase largely due to the same items impacting reportable segment earnings before tax, discussed above, net of the unrealized loss on commodity-related derivatives. Included in adjusted EBITDA is $28 million (2021: $12 million) related to Aux Sable.

Volumes (mboe/d)(4)	▼
Marketed NGL volumes decreased largely due to lower propane sales during the first quarter of 2022 compared to the first quarter of 2021 when Pembina monetized storage positions that were built up during the second and third quarters of 2020, combined with lower ethane sales caused by third party outages. Revenue volumes includes 34 mboe/d (2021: 37 mboe/d) related to Aux Sable.

Distributions from equity accounted investees	▲	$33 million (2021: $18 million) from Aux Sable. Increase largely due to the higher NGL margins at Aux Sable, discussed above.
14 Pembina Pipeline Corporation First Quarter 2022

Change in Adjusted EBITDA ($ millions)(3)

Change in Reportable Segment Earnings Before Tax(1) ($ millions)
(1)    Comparative 2021 period has been restated. See "Accounting Policies & Estimates - Restatement of revenue and cost of goods sold" section of this MD&A and Note 14 to the Interim Financial Statements for further details.
(2)    Includes inter-segment transactions. See Note 10 of the Interim Financial Statements.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Marketed NGL volumes. See the "Abbreviations" section of this MD&A for definition.
(5)    Other includes depreciation & amortization, net finance costs, and impairment expense.
Pembina Pipeline Corporation First Quarter 2022 15

Financial and Operational Overview

	3 Months Ended March 31
	2022			2021
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Marketing & New Ventures(3)
Marketing	206	225	271	221	72	93
New Ventures(4)	—	(4)	(3)	—	(5)	(3)
Total	206	221	268	221	67	90
(1)    Marketed NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's marketing activities and new ventures projects within the Marketing & New Ventures operating segment. For further details on Pembina's marketing activities and projects, refer to Pembina's AIF for the year ended December 31, 2021.
(4)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
Pembina's New Ventures group continues to advance business opportunities in liquefied natural gas ("LNG"), low-carbon energy, and petrochemicals. New Ventures is focused on developing opportunities that integrate into Pembina's core businesses, while progressing projects that will extend Pembina's value-chain and benefit stakeholders.
Pembina has formed a partnership agreement with the Haisla First Nation to develop the proposed Cedar LNG Project, a floating LNG facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low‑carbon, low-cost Canadian LNG for overseas markets. The Cedar LNG Project is expected to be the largest First Nation-owned infrastructure project in Canada and have one of the cleanest environmental profiles in the world. Cedar LNG's application for an Environmental Assessment Certificate was recently submitted to the British Columbia Environmental Assessment Office, moving the project into the 180-day application review phase.
In addition, Pembina and TC Energy Corporation ("TC Energy") intend to jointly develop the Alberta Carbon Grid, a world-scale carbon transportation and sequestration system, which will enable Alberta-based industries to effectively manage their greenhouse gas emissions, contribute positively to Alberta's lower-carbon economy and create sustainable long-term value for Pembina and TC Energy stakeholders. During the first quarter, the Government of Alberta announced that the Alberta Carbon Grid has been successfully chosen to move to the next stage of the Province's carbon capture utilization and storage ("CCUS") process in the industrial heartland. As an open-access system, the Alberta Carbon Grid will be a significant component of Alberta's emerging CCUS industry, connecting key sequestration locations and delivery points across the province to serve multiple industries. When fully constructed, the system is designed with the potential capability of transporting and sequestering more than 20 million tonnes of CO2 annually.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2021 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
16 Pembina Pipeline Corporation First Quarter 2022

Corporate
Financial Overview Three Months Ended March 31
Results of Operations(1)

($ millions, except where noted) (unaudited)	2022	2021	Change
General and administrative	76	66	10
Other expense	17	10	7
Net finance costs	102	89	13
Reportable segment loss before tax	(195)	(164)	(31)
Adjusted EBITDA(2)	(64)	(53)	(11)

Change in Results
General & administrative	▼
Increase primarily due to higher long-term incentive costs driven by a larger increase in Pembina's share price during the first quarter of 2022 compared to the first quarter of 2021 and Pembina's performance relative to peers.

Other expense	▼	Increase primarily due to higher acquisition fees related to Newco, partially offset by lower restructuring costs.
Net finance costs	▼	Increase primarily related to higher interest expense as a result of terming out variable rate debt to fixed rate debt at higher interest rates.
Reportable segment loss before tax	▼	Decrease primarily due to higher long-term incentives and interest expense, discussed above, combined with higher acquisition fees related to Newco, partially offset by lower restructuring costs.
Adjusted EBITDA(2)	▼	Decrease largely due to higher long-term incentive costs, discussed above.
(1)    Includes inter-segment eliminations.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.

Pembina Pipeline Corporation First Quarter 2022 17

4. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

($ millions)	March 31, 2022	December 31, 2021
Working capital(1)	(1,084)	(1,145)
Variable rate debt(2)(3)
Senior unsecured credit facilities	823	910
Variable rate bank debt swapped to fixed	(313)	(316)
Total variable rate loans and borrowings outstanding (weighted average interest rate of 1.6% (2021: 1.1%))	510	594
Fixed rate debt(2)
Senior unsecured medium-term notes	9,650	9,700
Variable rate bank debt swapped to fixed	313	316
Total fixed rate loans and borrowings outstanding (weighted average interest rate of 3.9% (2021: 3.9%))	9,963	10,016
Total loans and borrowings outstanding	10,473	10,610
Cash and unutilized debt facilities	2,537	2,469
Subordinated hybrid notes (weighted average interest rate of 4.8% (2021: 4.8%)	600	600
(1)    As at March 31, 2022, working capital included $950 million (December 31, 2021: $1.0 billion) associated with the current portion of long-term debt.
(2)    Face value.
(3)    Includes U.S. $250 million variable rate debt outstanding at March 31, 2022 (December 31, 2021: U.S. $250 million).
Pembina currently anticipates that its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its operating obligations, to fund its dividend and to fund its capital expenditures in the short-term and long-term. Pembina expects to source funds required for debt maturities from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. Refer to "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2021 and Note 25 to the Consolidated Financial Statements for more information. Management continues to monitor Pembina's liquidity situation and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity or hybrid securities and/or repurchase additional common or preferred shares.
As at March 31, 2022, Pembina's credit facilities consisted of: an unsecured $2.5 billion (December 31, 2021: $2.5 billion) revolving credit facility, which includes a $750 million (December 31, 2021: $750 million) accordion feature and matures in June 2026; an unsecured $500 million (December 31, 2021: $500 million) non-revolving term loan, which matures in August 2022; an unsecured U.S. $250 million (December 31, 2021: U.S. $250 million) non-revolving term loan, which matures in May 2025; and an operating facility of $20 million (December 31, 2021: $20 million), which matures in May 2022 and is typically renewed on an annual basis (collectively, the "Credit Facilities"). There are no mandatory principal repayments due over the term of the Credit Facilities, with principal repayments not due until maturity. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including a requirement to maintain certain financial ratios. See "Liquidity & Capital Resources – Covenants" below for more information. Pembina is also subject to customary restrictions on its operations and activities under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
On March 14, 2022, Pembina's $50 million senior unsecured medium term notes, series 3A, matured and were fully repaid.
18 Pembina Pipeline Corporation First Quarter 2022

Covenants
Pembina's financial covenants under the indenture governing its medium-term notes and the agreements governing the Credit Facilities include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio as at March 31, 2022
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.41
Credit Facilities	Debt to Capital	Maximum 0.70	0.42
(1)    Terms as defined in relevant agreements.
Pembina was in compliance with all covenants under the note indenture governing its medium-term notes and the agreements governing its Credit Facilities as at March 31, 2022 (December 31, 2021: in compliance).
Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. The majority of Pembina's credit exposure is to investment grade or split-investment grade counterparties. Pembina assesses all counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Where warranted, financial assurances may be sought from counterparties to mitigate and reduce risk, which assurances may include guarantees, letters of credit and cash collateral. Letters of credit totaling $144 million (December 31, 2021: $100 million) were held as at March 31, 2022, primarily in respect of customer trade receivables.
Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings of Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of the credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit ratings comment on the market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
DBRS Limited ("DBRS") rates Pembina's senior unsecured medium-term notes 'BBB (high)'. DBRS has also assigned a debt rating of 'BBB (low)' to Pembina's Series 1 Subordinated Notes and a rating of 'Pfd-3 (high)' for each issued series of Pembina's Class A Preferred Shares, other than the Class A Preferred Shares, Series 2021-A (the "Series 2021-A Class A Preferred Shares"), which are deliverable to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina.
The long-term corporate credit rating assigned by S&P Global Ratings ("S&P") on Pembina is 'BBB'. S&P has also assigned a debt rating of 'BBB' to Pembina's senior unsecured medium-term notes, a debt rating of 'BB+' to the Series 1 Subordinated Notes, and a rating of 'P-3 (High)' to each issued series of Pembina's Class A Preferred Shares, other than the Series 2021-A Class A Preferred Shares.
Refer to "Description of the Capital Structure of Pembina – Credit Ratings" in the AIF for further information.
Pembina Pipeline Corporation First Quarter 2022 19

Contractual Obligations and Off-Balance Sheet Arrangements
Contractual Obligations
Pembina had the following contractual obligations outstanding as at March 31, 2022:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(2)	945	107	175	146	517
Long-term debt(3)	17,158	1,454	2,441	1,602	11,661
Construction commitments(4)	880	276	41	24	539
Other	565	120	99	75	271
Total contractual obligations	19,548	1,957	2,756	1,847	12,988

(1)	Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 9 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 40 and 188 mbpd of NGL each year up to and including 2030. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 78 megawatts per day each year up to and including 2046.
(2)	Includes terminals, rail, office space, land and vehicle leases.
(3)	Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes and subordinated hybrid notes. Excludes deferred financing costs.
(4)	Excluding significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
Off-Balance Sheet Arrangements
As at March 31, 2022, Pembina does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital expenditures.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at March 31, 2022, Pembina had $144 million (December 31, 2021: $135 million) in letters of credit issued.
20 Pembina Pipeline Corporation First Quarter 2022

5. SHARE CAPITAL
Common Shares
On March 8, 2022, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to approximately 27.5 million common shares through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company will be cancelled. The NCIB commenced on March 10, 2022 and will terminate on March 9, 2023 or on such earlier date as the Company has purchased the maximum number of common shares permitted pursuant to the notice of intention under the normal course issuer bid or at such time Pembina determines to no longer make purchases thereunder.
The following table summarizes Pembina's share repurchases under its NCIB:

(millions, except as noted)	March 31, 2022	December 31, 2021
Number of common shares repurchased for cancellation (thousands)	600	450
Average price per share	$46.43	$37.77
Total cost(1)	28	17
(1)    Total cost includes $17 million (2021: $13 million) charged to share capital and $11 million (2021: $4 million) charged to deficit.
Common Share Dividends
Common share dividends are payable if, as and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
Preferred Share Dividends
Other than in respect of the Series 2021-A Class A Preferred Shares, the holders of Pembina's Class A Preferred Shares are entitled to receive fixed cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9 and 21 Class A Preferred Shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15, 17 and 19 Class A Preferred Shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 23 and 25 Class A Preferred Shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
Dividends are not payable on the Series 2021-A Class A Preferred Shares, nor shall any dividends accumulate or accrue, prior to delivery to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina. Thereafter, dividends on the Series 2021-A Class A Preferred Shares are payable on the 25th day of January and July in each year, if, as and when declared by the Board of Directors.
Pembina Pipeline Corporation First Quarter 2022 21

Outstanding Share Data

Issued and outstanding (thousands)(1)	April 29, 2022
Common shares	554,276
Stock options	14,818
Stock options exercisable	8,584
Series 1 Class A Preferred Shares	10,000
Series 3 Class A Preferred Shares	6,000
Series 5 Class A Preferred Shares	10,000
Series 7 Class A Preferred Shares	10,000
Series 9 Class A Preferred Shares	9,000
Series 15 Class A Preferred Shares	8,000
Series 17 Class A Preferred Shares	6,000
Series 19 Class A Preferred Shares	8,000
Series 21 Class A Preferred Shares	16,000
Series 23 Class A Preferred Shares	12,000
Series 25 Class A Preferred Shares	10,000
(1)    Pembina issued 600,000 Series 2021-A Class A Preferred shares to the Computershare Trust Company of Canada, to be held in trust to satisfy its obligations under the indenture governing the Series 1 Subordinated Notes, in connection with the issuance of the Series 1 Subordinated Notes.
22 Pembina Pipeline Corporation First Quarter 2022

6. CAPITAL EXPENDITURES

	3 Months Ended March 31
($ millions)	2022	2021
Pipelines	114	83
Facilities	30	40
Marketing & New Ventures	29	2
Corporate and other projects	6	2
Total capital expenditures(1)	179	127
(1)    Includes $28 million for the three months ended March 31, 2022 (2021: $13 million) related to non-recoverable sustainment activities.
In both 2022 and 2021, Pipeline capital expenditures continued to be largely related to Pembina's Peace Pipeline system expansion projects. Pipeline capital expenditures in 2022 also included slope mitigation on the Horizon Pipeline system. In 2022, Facilities capital expenditures were primarily related to continued expansion at the Empress Co-generation Facility and Vancouver Wharves. In 2021, Facilities capital expenditures were largely related to the expansion at Empress and the Prince Rupert Terminal. Marketing & New Ventures had capital expenditures primarily related to the purchase of linefill for the Phase VII Peace Pipeline expansion in 2022 and offshore LNG projects in 2021. Corporate capital expenditures relate to IT infrastructure and systems development.
Contributions to Equity Accounted Investees

	3 Months Ended March 31
($ millions)	2022	2021
Aux Sable	1	1
Veresen Midstream	13	11
Cedar LNG	5	—
Total	19	12
Contributions made to Veresen Midstream during both 2022 and 2021 were to fund general capital expenditures.

Pembina Pipeline Corporation First Quarter 2022 23

7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2022	2021				2020
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Volumes(1)(2)
Pipelines
Conventional Pipelines	897	959	918	892	862	993	863	834
Transmission Pipelines	621	616	595	685	674	684	661	668
Oil Sands Pipelines	975	996	1,050	1,050	1,051	1,053	1,056	1,053
Facilities
Gas Services	675	677	660	662	677	673	657	658
NGL Services	201	189	188	211	218	211	214	214
Total	3,369	3,437	3,411	3,500	3,482	3,614	3,451	3,427
(1)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Deferred Take-or-pay Revenue

($ millions)	2022	2021				2020
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Pipelines
Opening balance	3	21	32	22	3	42	45	22
Revenue deferred	47	43	48	45	42	52	66	53
Revenue recognized	(26)	(61)	(59)	(35)	(23)	(91)	(69)	(30)
Ending take-or-pay contract liability balance	24	3	21	32	22	3	42	45
Facilities
Opening balance	—	—	3	1	—	—	2	1
Revenue deferred	1	—	—	2	1	—	1	1
Revenue recognized		—	(3)	—	—	—	(3)	—
Ending take-or-pay contract liability balance	1	—	—	3	1	—	—	2
24 Pembina Pipeline Corporation First Quarter 2022

Quarterly Financial Information

($ millions, except where noted)	2022	2021				2020
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	3,038	2,560	2,149	1,902	2,016	1,680	1,496	1,229
Net revenue(1)	1,154	1,084	961	894	999	954	849	776
Operating expenses	193	206	187	186	182	201	178	154
Realized loss (gain) on commodity-related derivative financial instruments	47	36	43	33	88	6	(7)	(36)
Share of profit (loss) from equity accounted investees	86	83	75	52	71	(244)	62	66
Gross profit	858	785	682	550	630	247	568	460
Earnings (loss)	481	80	588	254	320	(1,216)	323	258
Earnings (loss) per common share – basic and diluted (dollars)	0.81	0.08	1.01	0.39	0.51	(2.28)	0.52	0.40
Cash flow from operating activities	655	697	913	584	456	766	434	642
Cash flow from operating activities per common share – basic (dollars)	1.19	1.27	1.66	1.06	0.83	1.39	0.78	1.17
Adjusted cash flow from operating activities(1)	700	734	786	538	582	603	524	586
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.27	1.33	1.43	0.98	1.06	1.10	0.95	1.07
Common shares outstanding (millions):
Weighted average – basic	551	550	550	550	550	550	550	550
Weighted average – diluted	552	551	551	551	550	550	550	550
End of period	552	550	550	550	550	550	550	550
Common share dividends declared	347	346	347	347	346	346	346	347
Dividends per common share	0.63	0.63	0.63	0.63	0.63	0.63	0.63	0.63
Preferred share dividends declared	31	33	31	35	36	38	38	37
Capital expenditures	179	176	209	146	127	161	174	211
Contributions to equity accounted investees	19	305	18	—	12	—	28	2
Distributions from equity accounted investees	155	128	106	112	115	109	111	116
Adjusted EBITDA(1)	1,006	970	850	778	835	866	796	789
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
During the periods in the table above, Pembina's financial and operating results were impacted by the following factors and trends:
•Impairments recognized on Pembina's interests in Ruby, CKPC and the assets associated with Jordan Cove in the fourth quarter of 2020 and on certain assets in Pipelines as a result of contract expirations in the fourth quarter of 2021;
•The COVID-19 pandemic and the resulting decrease in demand for commodities starting in the second quarter of 2020, which led to a significant decline in global energy prices and a reduction in capital spending budgets by Pembina and its customers in 2020, and the subsequent recovery in demand for commodities and global energy prices in 2021, which continued through the first quarter of 2022 in connection with supply concerns associated with the current conflict between Ukraine and Russia;
•Volatility in the AECO-Chicago natural gas price differential, power pool prices and foreign exchange rates impacting operating results;
•New large-scale growth projects across Pembina's business being placed into service;
•Volatility in commodity market prices impacting margins within the marketing business, partially mitigated through Pembina's risk management program;
•Higher net finance costs impacting earnings associated with debt related to financing growth projects, volatility in foreign exchange rates and volatility in Pembina's share price impacting incentive costs;
•Contract expiries on certain assets; and
•The receipt and associated tax of the Arrangement Termination Payment; and
•Higher contributions made to Alliance to redeem all of its issued and outstanding senior notes; and
•Higher number of common shares as a result of option exercises, partially offset by share repurchases.
Pembina Pipeline Corporation First Quarter 2022 25

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investment are net into a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership in such investments, as at March 31, 2022. The loans and borrowings are presented and classified by the division in which the results for the investment are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(1)	March 31, 2022	December 31, 2021
Pipelines(2)	636	642
Facilities	1,190	1,214
Marketing & New Ventures	1	1
Total	1,827	1,857
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
(2)    Balance includes $297 million (2021: $300 million) of loans and borrowings associated with Ruby Pipeline, L.L.C.. On March 31, 2022, Ruby Pipeline, L.L.C. voluntarily filed for relief under Chapter 11 of the U.S. Bankruptcy Code, refer to "Financing Activities for Equity Accounted Investees" section below for further details.
Financing Activities for Equity Accounted Investees
Ruby Pipeline, L.L.C. ("Ruby Pipeline"), a wholly-owned subsidiary of Ruby, had U.S. $475 million principal amount of unsecured notes that matured on April 1, 2022 (the "2022 Notes"). Although Ruby Pipeline has sufficient liquidity to operate its business, it lacked sufficient liquidity to satisfy its obligations under the 2022 Notes on the maturity date of April 1, 2022. Accordingly, on March 31, 2022, Ruby Pipeline filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The risks and uncertainties surrounding the Chapter 11 proceedings raise substantial doubt as to Ruby Pipeline's ability to continue as a going concern.
Pembina does not have any financial commitments or obligations in respect of the debts or obligations of Ruby Pipeline, including in respect of the 2022 Notes, nor is Pembina contractually obligated to provide any further contributions or funding to Ruby.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Credit Risk for Equity Accounted Investees
At March 31, 2022, Pembina's various equity accounted investees held letters of credit totaling $68 million (December 31, 2021: $73 million) primarily in respect of customer trade receivables.
26 Pembina Pipeline Corporation First Quarter 2022

9. OTHER
Related Party Transactions
Pembina enters into transactions with related parties in the normal course of business and on terms equivalent to those that prevail in arm's length transactions, unless otherwise noted. Pembina contracts capacity from its equity accounted investees, advances funds to support operations, provides letters of credit, including financial guarantees, and provides services, on a cost recovery basis, to investments in equity accounted investees.
For the three months ended March 31, 2022, Pembina had no other transactions with "related parties" (as defined in IAS 24 Related Party Disclosures) except those pertaining to contributions to Pembina's defined benefit pension plan and remuneration of key management personnel and the Board of Directors of Pembina, in the ordinary course of their employment or directorship agreements, respectively.
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina utilizes derivative instruments to stabilize the results of its marketing business and, as at March 31, 2022, the Company has entered into certain financial derivative contracts in order to manage commodity price, foreign exchange and interest rate risk. These instruments are not used for trading or speculative purposes. For more information on Pembina's derivative instruments, refer to Note 12 to the Interim Financial Statements.
Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")
Management's Report on Internal Control over Financial Reporting
Pembina's management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under Canadian securities legislation.
The President and Chief Executive Officer and interim Chief Financial Officer have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, that financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.
Changes in Internal Control Over Financial Reporting
There were no changes in the first quarter of 2022 that had or are likely to have a material impact on Pembina's ICFR.
Pembina Pipeline Corporation First Quarter 2022 27

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
The accounting policies used in preparing the Interim Financial Statements are described in Note 3 of Pembina's Consolidated Financial Statements. There were no new accounting standards or amendments to existing standards adopted in the first three months of 2022 that have a material impact on Pembina's financial statements.
Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Note 2 of Pembina's Consolidated Financial Statements. The preparation of consolidated financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2022.
Restatement of Revenue and Cost of Goods Sold
During the third quarter of 2021 Pembina identified certain crude contracts that were recorded incorrectly within Marketing & New Ventures. Revenue and cost of goods sold associated with the contracts were recorded on a gross basis but should have been recorded on a net basis. The restatement reduced revenue and cost of goods sold for the three months ended March 31, 2021 by $29 million with no impact on earnings, cash flows or financial position.
28 Pembina Pipeline Corporation First Quarter 2022

11. RISK FACTORS
Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. With the exception of the risks noted below, there have been no material changes to the risk factors presented in Pembina's MD&A and AIF for the year ended December 31, 2021. Pembina's MD&A and AIF are available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
Impacts of Geopolitical Events in Eastern Europe
While Pembina's operations, based solely in North America, have not been, and are unlikely to be, directly impacted, the current conflict between Ukraine and Russia and the international response has, and may continue to have, potential wide-ranging consequences for global market volatility and economic conditions, including energy and commodity prices, which may, in turn, increase inflationary pressures and interest rates. Certain countries, including Canada and the United States, have imposed strict financial and trade sanctions against Russia, which may have continued far-reaching effects on the global economy and energy and commodity prices. The short-, medium- and long-term implications of the conflict in Ukraine are difficult to predict with any certainty at this time and there remains uncertainty relating to the potential impact of the conflict on Pembina, and it could have a material and adverse effect on our business, financial condition and results of operations. Depending on the extent, duration, and severity of the conflict, it may have the effect of heightening many of the other risks described in Pembina's AIF for the year ended December 31, 2021, including, without limitation, the risks relating to Pembina's exposure to commodity prices; the successful completion of Pembina's growth and expansion projects, including the expected return on investment thereof; supply chains and Pembina's ability to obtain required equipment, materials or labour; cybersecurity risks; inflationary pressures; and restricted access to capital and increased borrowing costs as a result of increased interest rates.
Pembina Pipeline Corporation First Quarter 2022 29

12. NON-GAAP & OTHER FINANCIAL MEASURES
Throughout this MD&A, Pembina has disclosed certain financial measures that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this MD&A, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, adjusted EBITDA from equity accounted investees, adjusted EBITDA, adjusted EBITDA per common share, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share.
Non-GAAP financial measures and ratios disclosed in this MD&A do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings before income tax, share of profit from equity accounted investees and cash flow from operating activities.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this MD&A, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results in Marketing & New Ventures and Facilities, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives. The most directly comparable financial measure to net revenue that is specified, defined and determined in accordance with GAAP and disclosed in the Pembina's financial statements is revenue.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2022	2021	2022	2021	2022	2021(1)	2022	2021	2022	2021(1)
Revenue	573	553	357	339	2,271	1,271	(163)	(147)	3,038	2,016
Cost of goods sold, including product purchases	—	—	—	4	1,967	1,097	(83)	(84)	1,884	1,017
Net revenue	573	553	357	335	304	174	(80)	(63)	1,154	999
(1)    Comparative 2021 period has been restated. See "Accounting Policies & Estimates - Restatement of revenue and cost of goods sold" section of this MD&A and Note 14 to the Interim Financial Statements for further details.

30 Pembina Pipeline Corporation First Quarter 2022

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("adjusted EBITDA") and adjusted EBITDA per Common Share
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. In addition, Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital expenditures, which includes operational finance income and gains from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.
Adjusted EBITDA per common share is a non-GAAP financial ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2022	2021	2022	2021	2021	2021	2022	2021	2022	2021
Earnings before income tax	361	333	246	187	221	67	(195)	(164)	633	423
Adjustments to share of profit from equity accounted investees and other	53	76	34	31	6	6	—	—	93	113
Net finance costs	7	13	6	6	(6)	(4)	102	89	109	104
Depreciation and amortization	99	104	55	46	11	13	12	12	177	175
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	(60)	(1)	35	6	—	—	(25)	5
Transformation and restructuring costs	—	—	—	—	—	—	5	11	5	11
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	12	1	12	1
Impairment charges and non-cash provisions	1	3	—	—	1	2	—	(2)	2	3
Adjusted EBITDA	521	529	281	269	268	90	(64)	(53)	1,006	835
Adjusted EBITDA per common share – basic (dollars)									1.83	1.52
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
Pembina Pipeline Corporation First Quarter 2022 31

To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2022	2021	2022	2021	2021	2021	2022	2021
Share of profit from equity accounted investees	40	47	24	18	22	6	86	71
Adjustments to share of profit from equity accounted investees:
Net finance costs	11	17	8	8	—	—	19	25
Depreciation and amortization	40	54	26	23	6	6	72	83
Share of earnings in excess of equity interest(1)	2	5	—	—	—	—	2	5
Total adjustments to share of profit from equity accounted investees	53	76	34	31	6	6	93	113
Impairment charges and non-cash provisions	—		—	—	—	—	—	—
Adjusted EBITDA from equity accounted investees	93	123	58	49	28	12	179	184
(1)    Pembina's proportionate share of results from investments in equity accounted investees with a preferred interest is presented in adjusted EBITDA as a 50 percent common interest.
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payment, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based compensation payment as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended March 31
($ millions, except per share amounts)	2022	2021
Cash flow from operating activities	655	456
Cash flow from operating activities per common share – basic (dollars)	1.19	0.83
Add (deduct):
Change in non-cash operating working capital	39	79
Current tax expense	(121)	(58)
Taxes paid, net of foreign exchange	152	128
Accrued share-based payment expense	(39)	(18)
Share-based compensation payment	45	32
Preferred share dividends paid	(31)	(37)
Adjusted cash flow from operating activities	700	582
Adjusted cash flow from operating activities per common share – basic (dollars)	1.27	1.06

32 Pembina Pipeline Corporation First Quarter 2022

13. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes recognized from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.

Measurement		Regulators & Acts
bpd	barrels per day	ABCA	Business Corporations Act (Alberta)
mbbls	thousands of barrels	AER	Alberta Energy Regulator
mbpd	thousands of barrels per day	BCEAO	British Columbia Environmental Assessment Office
mmbpd	millions of barrels per day	BCOGC	British Columbia Oil and Gas Commission
mmbbls	millions of barrels	BCUC	British Columbia Utilities Commission
mboe/d	thousands of barrels of oil equivalent per day	CER	Canadian Energy Regulator
mmboe/d	millions of barrels of oil equivalent per day	FERC	United States Federal Energy Regulatory Commission
MMcf/d	millions of cubic feet per day	ICA	Interstate Commerce Act of 1887 (United States)
bcf/d	billions of cubic feet per day	NEB	National Energy Board
km	kilometer	NGA	Natural Gas Act of 1938 (United States)
		PHMSA	Pipeline and Hazardous Material Safety Administration
		IAAC	Impact Assessment Agency of Canada

Investments in Equity Accounted Investees
Pipelines:
Alliance	50 percent interest in both Alliance Pipeline Limited Partnership and Alliance Pipeline L.P.
Ruby	50 percent convertible, cumulative preferred interest in Ruby Pipeline Holding Company L.L.C.
Grand Valley	75 percent jointly controlled interest in Grand Valley 1 Limited Partnership wind farm ("Grand Valley")
Facilities:
Veresen Midstream
45 percent interest in Veresen Midstream Limited Partnership, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression

Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation
Marketing & New Ventures:
Aux Sable
An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, as well as transportation contracts on Alliance

CKPC	50 percent interest in the PDH/PP Facility
Cedar LNG	49.9 percent interest in the proposed floating LNG facility in Kitimat, British Columbia, Canada
Readers are referred to the AIF dated February 24, 2022 on www.sedar.com for additional descriptions.
Pembina Pipeline Corporation First Quarter 2022 33

14. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of the MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders and the dividend payment dates;
•Pembina's intention to increase its common share dividend upon closing of the joint venture transaction with KKR, including the amount and timing thereof;
•planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•future pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•Pembina's commitment to, and the effectiveness and impact of, its risk management policies;
•expected reductions in carbon dioxide levels;
•treatment under existing and proposed governmental regulatory regimes, including taxes, competition, environmental, project assessment and GHG laws and regulations
•Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at acceptable rates, future contractual obligations, future financing options, availability of capital for capital expenditures, operating obligations, dividends, debt maturities and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto, including expectations regarding the repurchase or redemption of common shares, repayments of existing debt, new borrowings, equity or hybrid securities issuances and the timing thereof;
•Pembina's expectations regarding the creditworthiness of its counterparties;
•tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•the effectiveness of Pembina's DC&P;
•operating risks, including the amount of future liabilities related to pipelines spills and other environmental incidents;
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL;
•the anticipated closing of the joint venture with KKR and the timing thereof, including the receipt of regulatory approvals and satisfaction of closing conditions, the resultant business and assets of Newco and the cash flow accretion created by the joint venture;
•the development and anticipated benefits of Pembina's new projects and developments, including the Cedar LNG Project and the Alberta Carbon Grid; and
•the impact of current market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates;
•the ability of Pembina to maintain current credit ratings;
•the availability of capital to fund future capital requirements relating to existing assets and projects;
•expectations regarding Pembina's pension plan;
•future operating costs including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent;
•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at acceptable prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects and new developments; future operating costs; that counterparties to agreements will continue to perform their obligations in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•prevailing regulatory regimes, including with respect to taxes, competition, environmental, project assessment and GHG laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the regulatory environment and decisions and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•labour and material shortages;
•reliance on third parties to successfully operate and maintain certain assets;
•reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•adverse actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in project assessment regulations, royalty rates, climate change initiatives or policies or increased environmental regulation;
•fluctuations in operating results;
•adverse changes in general economic and market conditions in Canada, North America and Internationally, including changes, or prolonged weakness, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels;
•risks related to the current and potential adverse impacts of geopolitical events in Eastern Europe;
•risks related to the current and potential adverse impacts of the COVID-19 pandemic;
•constraints on, or the unavailability of adequate infrastructure;
•the political environment, in Canada, North America and Internationally, and public opinion;
•ability to access various sources of debt and equity capital, and on acceptable terms;
•adverse changes in credit ratings;
•technology and security risks;
•natural catastrophes; and
•the other factors discussed under "Risk Factors" herein and in Pembina's MD&A and AIF for the year ended December 31, 2021, which are available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
34 Pembina Pipeline Corporation First Quarter 2022

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	March 31, 2022	December 31, 2021
Assets Current assets
Cash and cash equivalents	28	43
Trade receivables and other	1,022	812
Inventory	227	376
Derivative financial instruments (Note 12)	46	14
	1,323	1,245
Non-current assets
Property, plant and equipment (Note 3)	18,097	18,193
Intangible assets and goodwill	6,214	6,238
Investments in equity accounted investees (Note 4)	4,553	4,622
Right-of-use assets	542	581
Finance lease receivable	220	211
Deferred tax assets	246	257
Derivative financial instruments and other assets (Note 12)	181	109
	30,053	30,211
Total assets	31,376	31,456
Liabilities and equity Current liabilities
Trade payables and other	1,059	1,063
Loans and borrowings (Note 5)	950	1,000
Dividends payable	116	115
Lease liabilities	84	88
Contract liabilities (Note 8)	81	71
Derivative financial instruments (Note 12)	117	53
	2,407	2,390
Non-current liabilities
Loans and borrowings (Note 5)	9,557	9,645
Subordinated hybrid notes (Note 5)	595	594
Lease liabilities	614	635
Decommissioning provision (Note 6)	277	412
Contract liabilities (Note 8)	212	220
Deferred tax liabilities	3,034	3,011
Other liabilities	174	186
	14,463	14,703
Total liabilities	16,870	17,093
Equity
Attributable to shareholders	14,446	14,303
Attributable to non-controlling interest	60	60
Total equity	14,506	14,363
Total liabilities and equity	31,376	31,456
See accompanying notes to the condensed consolidated interim financial statements

Pembina Pipeline Corporation First Quarter 2022 35

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended March 31
($ millions, except per share amounts)	2022	2021 (Restated Note 14)
Revenue (Note 8)	3,038	2,016
Cost of sales (Note 10)	2,244	1,364
Loss on commodity-related derivative financial instruments (Note 12)	22	93
Share of profit from equity accounted investees (Note 4)	86	71
Gross profit	858	630
General and administrative	107	87
Other expense	9	16
Results from operating activities	742	527
Net finance costs (Note 9)	109	104
Earnings before income tax	633	423
Current tax expense	121	58
Deferred tax expense	31	45
Income tax expense	152	103
Earnings	481	320
Other comprehensive income (loss), net of tax (Note 11 & 12)
Exchange loss on translation of foreign operations	(46)	(63)
Impact of hedging activities	16	8
Total comprehensive income attributable to shareholders	451	265
Earnings attributable to common shareholders, net of preferred share dividends	448	281
Earnings per common share – basic and diluted (dollars)	0.81	0.51
Weighted average number of common shares (millions)
Basic	551	550
Diluted	552	550
See accompanying notes to the condensed consolidated interim financial statements
36 Pembina Pipeline Corporation First Quarter 2022

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company						Total Equity
($ millions)	Common Share Capital	Preferred Share Capital	Deficit	AOCI(1)	Total	Non-Controlling Interest
December 31, 2021	15,678	2,517	(3,920)	28	14,303	60	14,363
Total comprehensive income
Earnings	—	—	481	—	481	—	481
Other comprehensive loss (Note 11)	—	—	—	(30)	(30)	—	(30)
Total comprehensive income (loss)	—	—	481	(30)	451	—	451
Transactions with shareholders of the Company (Note 7)
Part VI.1 tax on preferred shares	—	(3)	—	—	(3)	—	(3)
Repurchase of common shares	(17)	—	(11)	—	(28)	—	(28)
Share-based payment transactions	101	—	—	—	101	—	101
Dividends declared – common	—	—	(347)	—	(347)	—	(347)
Dividends declared – preferred	—	—	(31)	—	(31)	—	(31)
Total transactions with shareholders of the Company	84	(3)	(389)	—	(308)	—	(308)
March 31, 2022	15,762	2,514	(3,828)	(2)	14,446	60	14,506

December 31, 2020	15,644	2,946	(3,637)	2	14,955	60	15,015
Total comprehensive income (loss)
Earnings	—	—	320	—	320	—	320
Other comprehensive loss (Note 11)	—	—	—	(55)	(55)	—	(55)
Total comprehensive income (loss)	—	—	320	(55)	265	—	265
Transactions with shareholders of the Company (Note 7)
Part VI.1 tax on preferred shares	—	(3)	—	—	(3)	—	(3)
Preferred shares redemption	—	(170)	—	—	(170)	—	(170)
Share-based payment transactions	8	—	—	—	8	—	8
Dividends declared – common	—	—	(346)	—	(346)	—	(346)
Dividends declared – preferred	—	—	(36)	—	(36)	—	(36)
Total transactions with shareholders of the Company	8	(173)	(382)	—	(547)	—	(547)
March 31, 2021	15,652	2,773	(3,699)	(53)	14,673	60	14,733
(1)    Accumulated Other Comprehensive Income (loss) ("AOCI").
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation First Quarter 2022 37

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended March 31
($ millions)	2022	2021
Cash provided by (used in)
Operating activities
Earnings	481	320
Adjustments for:
Share of profit from equity accounted investees	(86)	(71)
Distributions from equity accounted investees	155	115
Depreciation and amortization	177	175
Unrealized (gain) loss on commodity-related derivative financial instruments	(25)	5
Net finance costs (Note 9)	109	104
Net interest paid	(119)	(109)
Income tax expense	152	103
Taxes paid	(152)	(127)
Share-based compensation expense	47	28
Share-based compensation payment	(45)	(32)
Net change in contract liabilities	6	5
Other	(6)	19
Change in non-cash operating working capital	(39)	(79)
Cash flow from operating activities	655	456
Financing activities
Net decrease in bank borrowings	(84)	(103)
Proceeds from issuance of long-term debt, net of issue costs	—	593
Repayment of long-term debt	(50)	(250)
Repayment of lease liability	(23)	(24)
Exercise of stock options	97	1
Repurchase of common shares	(28)	—
Redemption of preferred shares	—	(170)
Common share dividends paid	(347)	(346)
Preferred share dividends paid	(31)	(37)
Cash flow used in financing activities	(466)	(336)
Investing activities
Capital expenditures	(179)	(127)
Contributions to equity accounted investees	(19)	(12)
Receipt of finance lease payments	3	3
Interest paid during construction	(8)	(9)
Advances to related parties	—	(10)
Changes in non-cash investing working capital and other	(1)	(2)
Cash flow used in investing activities	(204)	(157)
Change in cash and cash equivalents	(15)	(37)
Effect of movement in exchange rates on cash held	—	1
Cash and cash equivalents, beginning of period	43	81
Cash and cash equivalents, end of period	28	45
See accompanying notes to the condensed consolidated interim financial statements

38 Pembina Pipeline Corporation First Quarter 2022

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. These condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three months ended March 31, 2022.
Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
These Interim Financial Statements and the notes hereto have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. The accounting policies applied are in accordance with International Financial Reporting Standards ("IFRS"), are consistent with the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2021 ("Consolidated Financial Statements") and should be read in conjunction with those Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on May 5, 2022.
Use of Estimates and Judgments
Management is required to make estimates and assumptions and use judgment in the application of accounting policies that could have a significant impact on the amounts recognized in the Interim Financial Statements. Actual results may differ from estimates and those differences may be material. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2022.
2. DETERMINATION OF FAIR VALUES
A number of the Company's accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the methods set out in the Consolidated Financial Statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.
Impacts of Geopolitical Events in Eastern Europe and the Ongoing COVID-19 Pandemic
Measuring fair values using significant unobservable inputs has become more challenging in the current environment, where the geopolitical events in Eastern Europe and continuing events and conditions related to the COVID-19 pandemic are driving significant volatility in commodity prices and currencies, disruption of business operations and a significant increase in economic uncertainty. Management applied its judgment in determining the impact of the significant uncertainties created by these events and conditions on the assessed fair values of assets and liabilities in the Interim Financial Statements.
Pembina Pipeline Corporation First Quarter 2022 39

3. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2021	456	9,279	9,384	2,084	915	22,118
Additions and transfers	—	40	17	26	94	177
Change in decommissioning provision	—	(16)	(81)	(16)	—	(113)
Disposals and other	(1)	(49)	(3)	—	—	(53)
Foreign exchange	(1)	(10)	(4)	—	—	(15)
Balance at March 31, 2022	454	9,244	9,313	2,094	1,009	22,114

Depreciation
Balance at December 31, 2021	26	2,015	1,421	463	—	3,925
Depreciation	1	48	67	21	—	137
Disposals and other	—	(42)	(3)	—	—	(45)
Balance at March 31, 2022	27	2,021	1,485	484	—	4,017

Carrying amounts
Balance at December 31, 2021	430	7,264	7,963	1,621	915	18,193
Balance at March 31, 2022	427	7,223	7,828	1,610	1,009	18,097
4. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest (percent)		Share of Profit from Equity Accounted Investees		Investments in Equity Accounted Investees
			3 Months Ended March 31
($ millions)	March 31, 2022	December 31, 2021	2022	2021	March 31, 2022	December 31, 2021
Alliance	50	50	38	34	2,622	2,686
Aux Sable	42.7 - 50	42.7 - 50	22	6	364	377
Ruby(1)	—	—	—	13	—	—
Veresen Midstream	45	45	22	17	1,349	1,349
CKPC	50	50	—	—	—	—
Cedar LNG	49.9	49.9	—	—	134	130
Other(2)	50 - 75	50 - 75	4	1	84	80
			86	71	4,553	4,622
(1)    Pembina owns a 50 percent convertible preferred interest in Ruby.
(2)    Other includes Pembina's interest in Grand Valley and Fort Corp.
At March 31, 2022, Pembina had U.S. $1.3 billion in investments in equity accounted investees held by entities whose functional currency is the U.S. dollar. The resulting foreign exchange gains and losses are included in other comprehensive income. For the three months ended March 31, 2022, Pembina recognized a loss of $19 million (2021: $20 million loss).
Financing Activities for Equity Accounted Investees
Ruby Pipeline, L.L.C. ("Ruby Pipeline"), a wholly-owned subsidiary of Ruby, had U.S. $475 million principal amount of unsecured notes that matured on April 1, 2022 (the "2022 Notes"). Although Ruby Pipeline has sufficient liquidity to operate its business, it lacked sufficient liquidity to satisfy its obligations under the 2022 Notes on the maturity date of April 1, 2022. Accordingly, on March 31, 2022, Ruby Pipeline filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The risks and uncertainties surrounding the Chapter 11 proceedings raise substantial doubt as to Ruby Pipeline's ability to continue as a going concern.
Pembina does not have any financial commitments or obligations in respect of the debts or obligations of Ruby Pipeline, including in respect of the 2022 Notes, nor is Pembina contractually obligated to provide any further contributions or funding to Ruby.
40 Pembina Pipeline Corporation First Quarter 2022

5. LONG-TERM DEBT
This note provides information about the contractual terms of Pembina's interest-bearing long-term debt, which are measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

				Carrying Value
($ millions)	Authorized at March 31, 2022	Nominal Interest Rate	Year of Maturity	March 31, 2022	December 31, 2021
Loans and borrowings
Senior unsecured credit facilities(1)(3)(4)	3,333	1.60(2)	Various(1)	820	907
Senior unsecured medium-term notes series 2	450	3.77	2022	450	450
Senior unsecured medium-term notes series 3	450	4.75	2043	447	447
Senior unsecured medium-term notes series 4	600	4.81	2044	597	597
Senior unsecured medium-term notes series 5	450	3.54	2025	449	449
Senior unsecured medium-term notes series 6	500	4.24	2027	499	499
Senior unsecured medium-term notes series 7	600	3.71	2026	602	602
Senior unsecured medium-term notes series 8	650	2.99	2024	648	648
Senior unsecured medium-term notes series 9	550	4.74	2047	542	542
Senior unsecured medium-term notes series 10	650	4.02	2028	659	660
Senior unsecured medium-term notes series 11	800	4.75	2048	841	841
Senior unsecured medium-term notes series 12	650	3.62	2029	654	654
Senior unsecured medium-term notes series 13	700	4.54	2049	712	712
Senior unsecured medium-term notes series 14	600	2.56	2023	599	599
Senior unsecured medium-term notes series 15	600	3.31	2030	597	597
Senior unsecured medium-term notes series 16	400	4.67	2050	397	397
Senior unsecured medium-term notes series 17	500	3.53	2031	497	497
Senior unsecured medium-term notes series 18	500	4.49	2051	497	497
Senior unsecured medium-term notes series 3A	—	5.05	2022	—	50
Total loans and borrowings				10,507	10,645
Less current portion loans and borrowings				(950)	(1,000)
Total non-current loans and borrowings				9,557	9,645
Subordinated hybrid notes
Subordinated notes, series 1	600	4.80	2081	595	594
(1)    Pembina's unsecured credit facilities include a $2.5 billion revolving facility that matures in June 2026, a $500 million non-revolving term loan that matures in August 2022, a U.S. $250 million non-revolving term loan that matures in May 2025 and a $20 million operating facility that matures in May 2022, which is typically renewed on an annual basis.
(2)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at March 31, 2022. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance, or LIBOR rates, plus applicable margins.
(3)    Includes U.S. $250 million variable rate debt outstanding at March 31, 2022 (December 31, 2021: U.S. $250 million).
(4)    The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 12 for foreign exchange risk management.
On March 14, 2022, Pembina's $50 million senior unsecured medium term notes, series 3A, matured and were fully repaid.
Pembina Pipeline Corporation First Quarter 2022 41

6. DECOMMISSIONING PROVISION

($ millions)	2022
Balance at January 1	412
Unwinding of discount rate	4
Change in discount rates	(134)
Change in cost estimates and other	(5)
Balance at March 31	277
Pembina's decommissioning provision decreased by $135 million for the three months ended March 31, 2022 primarily due to an increase in the credit-adjusted risk free rates of 4.8 percent to 5.9 percent (December 31, 2021: 3.3 percent to 4.7 percent).
7. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2021	550	15,678
Share-based payment transactions	3	101
Repurchased	(1)	(17)
Balance at March 31, 2022	552	15,762
Share Repurchase Program
On March 8, 2022, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to approximately 27.5 million common shares through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company will be cancelled. The NCIB commenced on March 10, 2022 and will terminate on March 9, 2023 or on such earlier date as the Company has purchased the maximum number of common shares permitted pursuant to the notice of intention under the normal course issuer bid or at such time Pembina determines to no longer make purchases thereunder.
The following table summarizes Pembina's share repurchases under its NCIB:

(millions, except as noted)	March 31, 2022	December 31, 2021
Number of common shares repurchased for cancellation (thousands)	600	450
Average price per share	$46.43	$37.77
Total cost(1)	28	17
(1)    Total cost includes $17 million (2021: $13 million) charged to share capital and $11 million (2021: $4 million) charged to deficit.
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2021	105	2,517
Part VI.1 tax	—	(3)
Balance at March 31, 2022	105	2,514
42 Pembina Pipeline Corporation First Quarter 2022

Dividends
The following dividends were declared by Pembina:

3 Months Ended March 31
($ millions)	2022	2021
Common shares
$0.63 per common share (2021: $0.63)	347	346
Class A preferred shares
$0.31 per Series 1 Class A Preferred Share (2021: $0.31)	3	3
$0.28 per Series 3 Class A Preferred Share (2021: $0.28)	2	2
$0.28 per Series 5 Class A Preferred Share (2021: $0.28)	3	3
$0.27 per Series 7 Class A Preferred Share (2021: $0.27)	3	3
$0.27 per Series 9 Class A Preferred Share (2021: $0.27)	2	2
nil per Series 11 Class A Preferred Share (2021: $0.24)	—	1
nil per Series 13 Class A Preferred Share (2021: $0.36)	—	4
$0.28 per Series 15 Class A Preferred Share (2021: $0.28)	2	2
$0.30 per Series 17 Class A Preferred Share (2021: $0.30)	2	2
$0.29 per Series 19 Class A Preferred Share (2021: $0.29)	2	2
$0.31 per Series 21 Class A Preferred Share (2021: $0.31)	5	5
$0.33 per Series 23 Class A Preferred Share (2021: $0.33)	4	4
$0.33 per Series 25 Class A Preferred Share (2021: $0.33)	3	3
	31	36
On April 6, 2022, Pembina announced that its Board of Directors had declared a dividend of $0.21 per common share in the total amount of $116 million, payable on May 13, 2022 to shareholders of record on April 25, 2022.
Pembina's Board of Directors also declared quarterly dividends for Pembina's Class A preferred shares on April 6, 2022 as outlined in the following table:

Series	Record Date	Payable Date	Per Share Amount	Dividend Amount ($ millions)
Series 1	May 2, 2022	June 1, 2022	$0.306625	3
Series 3	May 2, 2022	June 1, 2022	$0.279875	2
Series 5	May 2, 2022	June 1, 2022	$0.285813	3
Series 7	May 2, 2022	June 1, 2022	$0.273750	3
Series 9	May 2, 2022	June 1, 2022	$0.268875	2
Series 15	June 15, 2022	June 30, 2022	$0.279000	2
Series 17	June 15, 2022	June 30, 2022	$0.301313	2
Series 19	June 15, 2022	June 30, 2022	$0.292750	2
Series 21	May 2, 2022	June 1, 2022	$0.306250	5
Series 23	May 2, 2022	May 16, 2022	$0.328125	4
Series 25	May 2, 2022	May 16, 2022	$0.325000	3
Pembina Pipeline Corporation First Quarter 2022 43

8. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
a.Revenue Disaggregation

	2022				2021
3 Months Ended March 31	Pipelines	Facilities	Marketing & New Ventures	Total	Pipelines	Facilities	Marketing & New Ventures	Total
($ millions)
Take-or-pay(1)	388	195	—	583	399	184	—	583
Fee-for-service(1)	105	33	—	138	79	40	—	119
Product sales(2)(3)	—	—	2,271	2,271	—	—	1,271	1,271
Revenue from contracts with customers	493	228	2,271	2,992	478	224	1,271	1,973
Operational finance lease income	7	1	—	8	4	—	—	4
Fixed operating lease income	29	9	—	38	30	9	—	39
Total external revenue	529	238	2,271	3,038	512	233	1,271	2,016
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
(3)    Comparative 2021 period has been restated. See Note 14 to the Interim Financial Statements for further details.
b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

	3 Months Ended March 31, 2022			12 Months Ended December 31, 2021
($ millions)	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities
Opening balance	3	288	291	3	289	292
Additions (net in the period)	22	1	23	—	64	64
Revenue recognized from contract liabilities(1)	—	(21)	(21)	—	(65)	(65)
Closing balance	25	268	293	3	288	291
Less current portion(2)	(25)	(56)	(81)	(3)	(68)	(71)
Ending balance	—	212	212	—	220	220
(1)    Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.
(2)    As at March 31, 2022, the balance includes $25 million of cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.
Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which has been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, processing and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.
Pembina does not have any contract assets. In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, Pembina's right to consideration is unconditional and has therefore been presented as a receivable.
44 Pembina Pipeline Corporation First Quarter 2022

9. NET FINANCE COSTS

	3 Months Ended March 31
($ millions)	2022	2021
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	94	91
Subordinated hybrid notes	7	5
Leases	8	9
Unwinding of discount rate	4	4
(Gain) loss in fair value of non-commodity-related derivative financial instruments	(5)	4
Foreign exchange losses (gains) and other	1	(9)
Net finance costs	109	104
Pembina Pipeline Corporation First Quarter 2022 45

10. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended March 31, 2022	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers	529	238	2,271	—	3,038
Inter-segment revenue	44	119	—	(163)	—
Total revenue(3)	573	357	2,271	(163)	3,038
Operating expenses	141	134	—	(82)	193
Cost of goods sold, including product purchases	—	—	1,967	(83)	1,884
Depreciation and amortization included in operations	99	55	11	2	167
Cost of sales	240	189	1,978	(163)	2,244
Realized (gain) loss on commodity-related derivative financial instruments	—	(7)	54	—	47
Share of profit from equity accounted investees	40	24	22	—	86
Unrealized (gain) loss on commodity-related derivative financial instruments	—	(60)	35	—	(25)
Gross profit	373	259	226	—	858
Depreciation included in general and administrative	—	—	—	10	10
Other general and administrative	14	7	10	66	97
Other (income) expense	(9)	—	—	17	8
Impairment expense	—	—	1	—	1
Reportable segment results from operating activities	368	252	215	(93)	742
Net finance costs (income)	7	6	(6)	102	109
Reportable segment earnings before tax	361	246	221	(195)	633
Capital expenditures	114	30	29	6	179
Contributions to equity accounted investees	—	13	6	—	19

3 Months Ended March 31, 2021	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
(Restated Note 14)
($ millions)
Revenue from external customers	512	233	1,271	—	2,016
Inter-segment revenue	41	106	—	(147)	—
Total revenue(3)	553	339	1,271	(147)	2,016
Operating expenses	137	111	—	(66)	182
Cost of goods sold, including product purchases	—	4	1,097	(84)	1,017
Depreciation and amortization included in operations	104	46	13	2	165
Cost of sales	241	161	1,110	(148)	1,364
Realized loss on commodity-related derivative financial instruments	—	—	88	—	88
Share of profit from equity accounted investees	47	18	6	—	71
Unrealized (gain) loss on commodity-related derivative financial instruments	—	(1)	6	—	5
Gross profit	359	197	73	1	630
Depreciation included in general and administrative	—	—	—	10	10
Other general and administrative	9	5	7	56	77
Other (income) expense	(6)	(1)	1	10	4
Impairment expense	10	—	2	—	12
Reportable segment results from operating activities	346	193	63	(75)	527
Net finance costs (income)	13	6	(4)	89	104
Reportable segment earnings (loss) before tax	333	187	67	(164)	423
Capital expenditures	83	40	2	2	127
Contributions to equity accounted investees	—	11	1	—	12
(1)    Pipelines transportation revenue includes $52 million (2021: $52 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $88 million (2021: $83 million) associated with U.S. midstream sales.
(3)    During the three months ended March 31, 2022 and 2021, no one customer accounted for 10 percent or more of total revenues reported throughout all segments.

46 Pembina Pipeline Corporation First Quarter 2022

11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

($ millions)	Currency Translation Reserve	Cash Flow Hedge Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2020	48	—	(46)	2
Other comprehensive loss before hedging activities	(63)	—	—	(63)
Other comprehensive gain resulting from hedging activities(1)	3	5	—	8
Balance at March 31, 2021	(12)	5	(46)	(53)

Balance at December 31, 2021	32	8	(12)	28
Other comprehensive loss before hedging activities	(46)	—	—	(46)
Other comprehensive gain resulting from hedging activities(1)	4	12	—	16
Balance at March 31, 2022	(10)	20	(12)	(2)
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve) and interest rate derivatives designated as cash flow hedges (reported in Cash Flow Hedge Reserve)(Note 12).
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
12. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina utilizes derivative instruments to stabilize the results of its marketing business and, as at March 31, 2022, the Company has entered into certain financial derivative contracts in order to manage commodity price, foreign exchange and interest rate risk. These instruments are not used for trading or speculative purposes.
Fair Values
The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are shown in the table below. Certain non-derivative financial instruments measured at amortized cost including cash and cash equivalents, trade receivables and other, finance lease receivables, advances to related parties and trade payables and other, and other liabilities have been excluded because they have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. These instruments would be classified in Level 2 of the fair value hierarchy.

	March 31, 2022				December 31, 2021
	Carrying Value	Fair Value(1)			Carrying Value	Fair Value(1)
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(3)	201	—	185	16	95	—	84	11
Financial liabilities carried at fair value
Derivative financial instruments(3)	124	—	124	—	59	—	59	—
Contingent consideration(4)	65	—	31	34	70	—	35	35
Financial liabilities carried at amortized cost
Long-term debt(2)	11,102	—	10,703	—	11,239	—	11,814	—
(1)    The basis for determining fair value is disclosed in Note 2.
(2)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated hybrid notes.
(3)    At March 31, 2022 all derivative financial instruments are carried at fair value through earnings, except for $20 million in interest rate derivative financial assets that have been designated as cash flow hedges.
(4)    Included in trade payables and other and other liabilities. Under the terms of the agreements on Pembina’s investment in the Cedar LNG Project, Pembina has commitments to make additional payments on a positive final investment decision as well as contributions to fund development costs and annual operating budgets.

Pembina Pipeline Corporation First Quarter 2022 47

Level 2
Pembina's Level 2 financial instruments carried at fair value are valued using inputs that include quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices. Pembina obtains quoted market prices for its inputs from information sources including banks, Bloomberg Terminals and Natural Gas Exchange.
Derivative instruments
Pembina enters into derivative instruments to hedge future cash flows associated with interest rate, commodity, and foreign exchange exposures. Derivatives are considered effective hedges to the extent that they offset the changes in value of the hedged item or transaction resulting from a specified risk factor. In some cases, even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment and are classified as held at fair value through profit or loss ("FVTPL").
The following table is a summary of the net derivative financial instruments:

	March 31, 2022					December 31, 2021
($ millions)	Current Asset(1)	Non-Current Asset	Current Liability(1)	Non-Current Liability	Total	Current Asset(1)	Non-Current Asset	Current Liability(1)	Non-Current Liability	Total
Commodity, power, storage and rail financial instruments	40	140	(116)	(7)	57	13	73	(48)	(6)	32
Interest rate	5	15	—	—	20	1	8	—	—	9
Foreign exchange	1	—	(1)	—	—	—	—	(5)	—	(5)
Net derivative financial instruments	46	155	(117)	(7)	77	14	81	(53)	(6)	36
(1)    At March 31, 2022 the derivative financial instruments were offset by $14 million (2021: $11 million) when determining the net amounts presented on the condensed consolidated interim statement of financial position.
Notional and Maturity Summary
The maturity and notional amount or quantity outstanding related to Pembina's derivative instruments are as follows:

($ millions)	Liquids (bpd)	Natural Gas (GJ/d)	Power (GWh)	Foreign Exchange	Interest Rate
As at March 31, 2022
Purchases(1)	—	47,453	6,131	—	—
Sales(1)	12,469	—	—	—	—
Millions of U.S. dollars	—	—	—	223	250
Maturity dates	2023	2023	2040	2023	2025
As at December 31, 2021
Purchases(1)	—	62,615	6,166	—	—
Sales(1)	16,550	—	—	—	—
Millions of U.S. dollars	—	—	—	272	250
Maturity dates	2022	2022	2040	2022	2025
(1)    Barrels per day ("bpd"), gigajoules per day ("GJ/d") and gigawatt hours ("GWh").

48 Pembina Pipeline Corporation First Quarter 2022

Gains and Losses on Derivative Instruments
Realized and unrealized losses (gains) on derivative instruments are as follows:

	3 Months Ended March 31
($ millions)	2022	2021
Derivative instruments held at FVTPL(1)
Realized loss (gain)
Commodity-related	47	88
Foreign exchange	1	(5)
Unrealized (gain) loss
Commodity-related	(25)	5
Foreign exchange	(5)	4
Derivative instruments in hedging relationships(2)
Unrealized gain
Interest rate	(12)	(5)
(1)    Realized and unrealized losses (gains) on commodity derivative instruments held at FVTPL are included in loss (gain) on commodity-related derivative financial instruments in the Interim Financial Statements. Realized and unrealized losses (gains) on foreign exchange derivative instruments held at FVTPL are included in net finance costs in the Interim Financial Statements.
(2)     Unrealized gains on derivatives in designated cash flow hedging relationships are recognized in the cash flow hedge reserve in accumulated other comprehensive income, with realized (gains) losses being reclassified to net finance costs. Refer to Note 11 for amounts reclassified. No (gains) losses have been recognized in net income relating to discontinued cash flow hedges.
Non-Derivative Instruments Designated as Net Investment Hedges
Pembina has designated certain U.S. dollar denominated debt as a hedge of the Company's net investment in U.S. dollar denominated subsidiaries and investments in equity accounted investees. The designated debt has been assessed as having no ineffectiveness as the U.S. dollar debt has an equal and opposite exposure to U.S. dollar fluctuations. As a result, all foreign exchange gains or losses on the debt are reported directly in other comprehensive income.
The following balances of U.S. dollar debt had been designated as hedges:

($ millions)	March 31, 2022	December 31, 2021
Notional amount of U.S. debt designated (in U.S. dollars)	250	250
Carrying value of U.S. debt designated	312	316
Maturity date	2025	2025
Pembina Pipeline Corporation First Quarter 2022 49

13. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina had the following contractual obligations outstanding as at March 31, 2022:

Contractual Obligations(1)	Payments Due by Period
($ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
Leases(2)	945	107	175	146	517
Long-term debt(3)	17,158	1,454	2,441	1,602	11,661
Construction commitments(4)	880	276	41	24	539
Other	565	120	99	75	271
Total contractual obligations	19,548	1,957	2,756	1,847	12,988

(1)
Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to 9 years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 40 and 188 mbpd of NGL each year up to and including 2030. Power purchase agreements range from one to 24 years and involve the purchase of power from electrical service providers. Pembina has secured up to 78 megawatts per day each year up to and including 2046.

(2)	Includes terminals, rail, office space, land and vehicle leases.
(3)	Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes and subordinated hybrid notes. Excludes deferred financing costs.
(4)	Excluding significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. We represent our interests vigorously in all proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. Of most significance is a claim filed against Aux Sable by a counterparty to an NGL supply agreement. Aux Sable has filed Statements of Defense responding to the claim. While the final outcome of such actions and proceedings cannot be predicted with certainty, at this time management believes that the resolutions of such actions and proceedings will not have a material impact on Pembina's financial position or results of operations.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at March 31, 2022, Pembina had $144 million (December 31, 2021: $135 million) in letters of credit issued.
14. RESTATEMENT
During the third quarter of 2021 Pembina identified certain crude contracts that were recorded incorrectly within Marketing & New Ventures. Revenue and cost of goods sold associated with the contracts were recorded on a gross basis but should have been recorded on a net basis. The restatement reduced revenue and cost of goods sold for the three months ended March 31, 2021 by $29 million with no impact on earnings, cash flows or financial position.
50 Pembina Pipeline Corporation First Quarter 2022

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR & TRANSFER AGENT
Computershare Trust Company of Canada
Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.O, PPL.PR.Q, PPL.PR.S, PPL.PF.A, PPL.PF.C and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
INVESTOR INQUIRIES
PHONE 403.231.3156
FAX 403.237.0254
TOLL FREE 1.855.880.7404
EMAIL investor-relations@pembina.com
WEBSITE www.pembina.com